

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 20, 2016

<u>Via E-mail</u>
J. James Gaynor
Chief Executive Officer
LightPath Technologies, Inc.
2603 Challenger Tech Court, Suite 100
Orlando, Florida 32826

> **Re:** **LightPath Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 26, 2016**
> **File No. 000-27548**

Dear Mr. Gaynor:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Relationship of the Parties, page 7</u>

1. Please revise to clarify the extent to which ISP relies on sales to you. We note, in this regard, the disclosures on pages 43 and F-29 that unnamed customers accounted for a substantial amount of ISP's revenues as of June 30, 2016 and December 31, 2015.

<u>Cost of Goods Sold, page 56</u>

2. Please more clearly describe the "custom product mix variances" that contributed to your lower gross margin. Also, please quantify the increase in cost of raw materials and clarify to what raw materials you refer and the reasons for the increase.

Revenues, page 57

3.     We note your revenues appear to have increased significantly in fiscal year 2015 compared to fiscal year 2014 due to "an increase in sales."  Please revise to clarify the extent to which the "increase in sales" relates to changes in prices or to changes in the volume of goods being sold, and the reasons underlying those changes.  Refer to Item 303(a)(3)(iii).  Please revise to provide similar clarification to your disclosure regarding the interim periods referenced on page 56.

Liquidity and Capital Resources, page 58

4.     Please disclose which loan matured in January of 2016 and disclose the status and material terms of that loan or advise.

Key Performance Indicators, page 59

5.     We note the "key performance indicators" ISP's management uses to "regularly measure its performance and other trends or challenges seen in the industry."  In addition to listing these metrics, please revise to clarify what these metrics, and the related "variance analyses," exhibit to ISP's management regarding how ISP is performing, the material trends and challenges it faces and "necessary operating actions and changes."

Independent Auditor's Report, page F-35

6.     We note that BDO USA LLP did not audit the financial statements of the foreign subsidiary of ISP and their opinion, insofar as it relates to the amounts included for such subsidiary, is based solely on the report of the other auditors.  Please amend the filing to include the audit report of the other auditors on whose work BDO USA LLP relied upon in reaching their opinion on the financial statements of ISP.   Refer to Rule 2-05 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters.  Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc:      Jeffrey E. Decker, Esq.
         Baker & Hostetler LLP